Exhibit 99.1

Aurinia Pharmaceuticals Announces Filing of Preliminary Base Shelf Prospectus

VICTORIA, British Columbia--(BUSINESS WIRE)--September 17, 2015--Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”), (NASDAQ:AUPH)(TSX:AUP) announces that it has filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Ontario, Alberta and British Columbia in Canada, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and corresponding shelf registration statement, when made final or effective, will allow Aurinia to offer up to US$250,000,000 of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give Aurinia the capability to access new capital from time to time. The amount and timing of any future offerings will be based on the Company’s financial requirements and market conditions at the time. The Company has no immediate intention to undertake an offering.

The specific terms of any future offering under the Shelf Prospectus will be established at the time of such offering. At the time any of the securities covered by the Shelf Prospectus are offered for sale, a prospectus supplement containing specific information about the terms of such offering will be filed with applicable Canadian securities regulatory authorities and the SEC.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the Shelf Prospectus can be found on SEDAR at www.sedar.com and a copy of the corresponding shelf registration statement can be found on EDGAR at www.sec.gov or may be obtained upon request to Aurinia’s Investor Relations Department, #1203 – 4464 Markham Street, Victoria, British Columbia, Canada, V8Z 7X8.

About Aurinia
Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently in the recruitment and enrollment phase of its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include statements regarding the Shelf Prospectus and corresponding shelf registration statement being cleared by the applicable Canadian securities regulatory authorities and Aurinia’s intention to take advantage of financing opportunities when market conditions are favourable. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; not receiving the regulatory approvals, including the further approvals that may be sought from securities regulatory authorities or the SEC, on the timelines required or at all, that the prevailing market price of our securities may make a prospectus offering in respect of such securities unattractive to Aurinia as well as those factors discussed in or referred to under the heading “Risk Factors” in Aurinia’s Annual Report on Form 20-F for the year ended December 31, 2014 which is available under Aurinia’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT:
Company Contact:
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Investor Relations Contact:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com